Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1114)

RESIGNATION OF DIRECTOR
AND
APPOINTMENT OF CHIEF FINANCIAL OFFICER

The Board announces that effective on 14th January, 2005,

•	Mr. He Tao (also known as Mr. Ho To) has resigned as an executive director, Chief Financial Officer and Vice President of the Company due to personal reasons; and

•	Mr. Zha Jianping is appointed as the Chief Financial Officer of the Company.

Resignation of director

The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces that effective on 14th January, 2005, Mr. He Tao (also known as Mr. Ho To) (“Mr. He”) has resigned as an executive director, Chief Financial Officer and Vice President of the Company due to personal reasons.

Mr. He has confirmed that there is no disagreement with the Board and there are no matters that need to be brought to the attention of the shareholders of the Company in relation to his resignation. The Board would like to express its appreciation for the contribution of Mr. He to the Company during his term of office.

Appointment of Chief Financial Officer

With the resignation of Mr. He as the Chief Financial Officer of the Company, Mr. Zha Jianping is appointed as the Chief Financial Officer of the Company effective on 14th January, 2005.

Mr. Zha Jianping is a qualified accountant in the People’s Republic of China (“PRC”). He was awarded a bachelor degree in Economics from the University of Finance and Economics in Shanghai in 1993. Mr. Zha has more than ten years of financial management experience with extensive experience in corporate finance and strategic planning. He was in charge of the acquisition and corporate restructuring of Shenyang JinBei Automotive Co., Ltd. (“JinBei”), an A-share listed company in the PRC. Currently, Mr. Zha is the Chief Financial Officer of JinBei and the General Manager of Shenyang XingYuanDong Automobile Component Co., Ltd. (“XingYuanDong”) as well as the Vice President in charge of finance of Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”). Mr. Zha was formerly the Chief Financial Officer of XingYuanDong and Shenyang Automotive. Prior to joining the Brilliance group of companies, Mr. Zha worked and handled finance-related matters in a conglomerate with operation in the PRC, Macau and overseas for seven years.

As at the date of this announcement (given that the resignation of Mr. He became effective on 14th January, 2005), the Board comprises:

Executive directors:

Mr. Wu Xiao An (also known as Mr. Ng Siu On)
Mr. Lin Xiaogang
Mr. Hong Xing
Mr. Su Qiang (also known as Mr. So Keung)

Non-executive directors:

Mr. Wu Yong Cun
Mr. Lei Xiaoyang

Independent non-executive directors:

Mr. Xu Bingjin
Mr. Song Jian
Mr. Jiang Bo

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 14th January, 2005

* for identification purpose only